SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan Chief Executive Officer and Chairman

Date: June 14, 2010

Press release

Tap Your Card, Collect the Ticket – MasterCard® PayPass™
Cards Accepted at Warsaw Metro Stations and in the Polish
Capital’s Ticket Vending Machines Provided by OTI's Subsidiary, ASEC

Warsaw, 14th June 2010 – On Track Innovations Ltd (OTI) (NASDAQ GM: OTIV) subsidiary, ASEC S.A., one of the operators of the ticket vending machines in the Polish capital’s underground (Metro) stations and the bus stops in the Warsaw vicinity, Six Pay, an European player in the acquirers market, and MasterCard have started tests of contactless payment cards using MasterCard PayPass technology in selected urban transport ticket vending machines. The people of Warsaw have been provided with the option to make quick non-cash payments for their tickets in all OTI subsidiary, ASEC's machines located in the Metro stations and other locations in Warsaw.

“Adding the capability to support MasterCard PayPass is in line with our strategy to add usages and applications to the ticketing infrastructure for added convenience of Warsaw’s residents” says Oded Bashan, Chairman and CEO of OTI.

“Today, by accepting PayPass technology to buy a Warsaw metro ticket, every traveler can benefit from  main advantages of its solution as speed, comfort and security-  comments Sebastian Krzyk, Chief of the Acceptance Network Department of the Polish division of MasterCard Europe. “Also, I am convinced that this is the beginning of the path which leads not only to PayPass cards’ acceptance in ticket vending machines and the validators in the means of urban transport but also to issuing city cards with an integral payment application or payment cards with the facility to load long-term tickets. We are convinced that this is the right direction for Poland” – adds Krzyk.

Currently in Poland PayPass payments are accepted, for example in: McDonald’s, Coffee Heaven, Żabka, Kolporter, Empik, Sferis and in Shell petrol stations. Additionally, contactless payments can be made in such music festivals as Smooth Festival, Open’er Festival, Coke Live Music Festival, Selector Festival and Off Festival. Moreover, contactless payments are accepted in selected Extra Class football league stadiums.

“SIX Pay is known across Europe for innovative payment solutions. We are delighted to announce the completion of the first contactless payment project in Poland. Other projects will soon follow, markedly enlarging the network of contactless payment transaction points.”comments Paweł Markowski, Country Manager for Six Pay in Poland.

The acceptance network of PayPass technology is constantly growing in Poland and, according to the financial forecast of Polasik Research, the network can increase up to 15,000 service and retail locations by the end of this year. Around the world there are currently nearly 75 million PayPass cards and devices accepted in 230,000 service and retail locations.

About MasterCard Worldwide
MasterCard Worldwide advances global commerce by providing a critical economic link among financial institutions, businesses, cardholders and merchants worldwide. As a franchisor, processor and advisor, MasterCard develops and markets payment solutions, processes over 22 billion transactions each year, and provides industry-leading analysis and consulting services to financial-institution customers and merchants. Powered by the MasterCard Worldwide Network and through its family of brands, including MasterCard®, Maestro® and Cirrus®, MasterCard serves consumers and businesses in more than 210 countries and territories. For more information go to www.mastercard.com. Follow us on Twitter:@mastercardnews.

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About SIX Pay:
SIX Pay enables its customers throughout Europe the acceptance and processing of credit and debit cards (Visa, MasterCard, JCB, Diners/Discover, V Pay, Visa Electron and Maestro), combined with integrated payment solutions for cashless paying at the point of sale and on the Internet. SIX Pay’s offer for the retail, hospitality, petrol and e-commerce sectors also includes the switching from national debit and credit cards, automatic currency conversion (DCC), POS payment terminals, electronically processable gift cards, the topping-up of prepaid mobile phone cards at payment terminals (Mobile Voucher) and discount coupons (Mobile Coupons).

SIX Pay is a SIX Group company. SIX Group offers top-quality services around the world in the fields of securities trading and settlement, financial information and payment traffic.

www.six-pay.com
www.six-multipay.com
www.six-group.com

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as our strategy to add usage and applications of our ticketing infrastructure in Warsaw or the potential market thereof. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com